Exhibit 99.1

DayOne Data Centers Announces Over US$2.0 Billion Series C Financing to Accelerate Global Digital Infrastructure Expansion

Singapore, January 5, 2026 — DayOne Data Centers Limited (“DayOne”), an independent, Singapore-headquartered hyperscale data center platform, today announced that it has entered into definitive agreements for over US$2.0 billion dollar Series C equity financing, marking one of the largest private capital raises in the data center sector. This round was led by existing global investor, Coatue, and supported by additional leading institutions, including the Indonesia Investment Authority (INA), Indonesia’s sovereign wealth fund.

As an international platform, the Series C attracted a broad base of global investors, further diversifying DayOne’s shareholder base and strengthening its ability to support expansion across international markets. The participation of investors from the United States, Europe and Asia-Pacific aligns closely with DayOne’s development strategy and focus on Asia-Pacific and Europe. The financing builds upon the aggregate US$1.9 billion that DayOne previously raised across its Series A and Series B equity rounds in 2024, as well as the up to €1 billion mezzanine debt facility secured in 2025 from Brookfield and a sovereign investor. Series C was priced at a 100 percent premium to the prior round.

The Series C financing will enable DayOne to accelerate the next phase of its global expansion. In Europe, the proceeds are expected to advance the development of DayOne’s Finland platform, centered on major hyperscale campuses in Lahti and Kouvola, which form the foundation of DayOne’s broader European strategy. In Asia-Pacific, the capital will be deployed to support the continued scale-out of DayOne’s footprint across the SIJORI (Singapore–Johor–Riau Islands) region—comprising Singapore, Johor and Batam—as well as markets in Thailand, Japan and Hong Kong, enhancing DayOne’s ability to deliver high-density, AI-ready capacity with speed and sustainability.

These investments will strengthen delivery across DayOne’s secured customer commitments of approximately 1GW, reflecting one of the fastest growth trajectories among next-generation hyperscale infrastructure platforms.

Jamie Khoo, CEO of DayOne, commented: “This investment reflects deep confidence in DayOne’s platform quality and long-term growth trajectory. As global demand for AI and cloud infrastructure accelerates, customers are increasingly looking for partners that can deliver at scale, with speed and sustainability across multiple regions. This new capital further strengthens our ability to expand our European and Asia-Pacific platforms, execute against our secured development pipeline, and deliver high-performance, AI-ready capacity that supports the long-term needs of the world’s technology leaders.”

Robert Yin, General Partner & Head of AI Infrastructure at Coatue, said: “DayOne continues to rapidly expand its data center platform in APAC and Europe, exceeding our expectations and delivering on strong demand for AI and hyperscale infrastructure. We’re excited to support DayOne’s next phase of global development with this financing.”

Ridha Wirakusumah, CEO of the Indonesia Investment Authority (INA), DayOne’s joint venture partner, said: “INA’s partnership with DayOne began with a shared conviction that digital infrastructure is a critical enabler of long-term economic competitiveness. Following the establishment of our joint venture in Indonesia in 2023, this Series C investment represents a deepening of our partnership at the global platform level, reflecting confidence in DayOne’s execution capabilities and its ability to scale high-quality hyperscale infrastructure across markets, and underscoring INA’s role as a long-term, strategic investor supporting world-class platforms that deliver sustainable returns.”

DayOne’s portfolio is designed to meet the evolving requirements of next-generation compute. Through high-density, liquid-cooling–enabled designs, renewable and low-carbon power pathways, and rapid-deployment prefabricated models supported by strong utility and government partnerships, DayOne is positioned to deliver scalable, resilient infrastructure across markets. The Series C financing reinforces DayOne’s position as a leading hyperscale platform across Asia-Pacific and Europe, serving the long-term needs of the world’s technology leaders.

About DayOne Data Centers

DayOne is a Singapore headquartered data center pioneer that develops and operates next-gen digital infrastructure for industry leaders who demand reliable, cost-effective and quickly scalable solutions. Our cutting-edge facilities empower hyperscalers and large enterprises to achieve rapid deployment and enhance connectivity, driving transformative engagement and innovation as we shape the future of industries. DayOne’s data center developments span key markets, including Singapore, Johor (Malaysia), Batam (Indonesia), Greater Bangkok, Tokyo, Hong Kong, and Finland.

Important Notice

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of DayOne or any other entities. This press release contains forward-looking statements within the meaning of applicable securities laws, including statements about DayOne’s or certain of its investors’ beliefs and expectations regarding DayOne’s business, operations and prospects. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied.